EX-FILING FEES

Calculation of Filing Fee Tables

424(b)(5)

 (Form Type)

ALEXANDRIA REAL ESTATE EQUITIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	4.750% Senior Notes	457(o) and 457(r)	500,000,000	99.741%	$498,705,000	.00011020	$54,957.29
Fees to Be Paid	Debt	5.150% Senior Notes	457(o) and 457(r)	500,000,000	99.500%	$497,500,000	.00011020	$54,824.50
Fees Previously Paid
Carry Forward Securities
Carry Forward Securities
	Total Offering Amounts					$996,205,000		$109,781.79
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fee Due							$109,781.79